Exhibit 99.2

Unaudited Condensed Consolidated Interim Financial Statements

(In Canadian dollars)

HUDBAY MINERALS INC.

For the three months ended March 31, 2013

HUDBAY MINERALS INC.

Condensed Consolidated Interim Balance Sheets

(Unaudited and in thousands of Canadian dollars)

			Dec. 31,	Jan. 1,
			2012	2012
		Mar. 31,	Restated	Restated
	Note	2013	(notes 2e, 3)	(notes 2e, 3)

Assets
Current assets
Cash and cash equivalents		$1,050,476	$1,337,088	$899,077
Trade and other receivables	6	86,438	52,876	40,309
Inventories	7	59,606	58,409	77,150
Prepaid expenses and other current assets	8	60,607	23,970	13,964
Other financial assets	9	225	2,442	3,112
Taxes receivable		55,543	52,952	4,352
		1,312,895	1,527,737	1,037,964
Receivables	6	45,594	43,149	5,212
Inventories	7	6,305	5,852	5,721
Prepaid expenses		679	1,232	1,227
Other financial assets	9	97,019	73,135	102,193
Intangible assets - computer software		13,348	12,893	11,872
Property, plant and equipment	10	1,950,670	1,732,173	1,207,168
Goodwill		68,179	66,763	68,246
Deferred tax assets	17b	14,059	13,563	12,828
		$3,508,748	$3,476,497	$2,452,431
Liabilities
Current liabilities
Trade and other payables		$236,166	$206,489	$163,187
Taxes payable		15	5,098	17,413
Other liabilities	11	44,325	44,828	40,014
Other financial liabilities	12	10,273	18,363	1,159
Deferred revenue	14	80,261	70,911	—
		371,040	345,689	221,773
Other financial liabilities	12	22,647	23,128	—
Long term debt	13	488,432	479,540	—
Deferred revenue	14	372,574	391,367	—
Provisions	15	155,786	159,030	147,304
Pension obligations	3,16	70,409	68,960	32,790
Other employee benefits	3,16	146,572	140,531	121,106
Deferred tax liabilities	17b	222,267	214,791	175,080
		1,849,727	1,823,036	698,053
Equity
Share capital	18b	1,020,900	1,020,458	1,020,126
Reserves		(31,622)	(51,936)	(8,384)
Retained earnings		670,052	685,250	740,441
Equity attributable to owners of the Company		1,659,330	1,653,772	1,752,183
Non-controlling interests	21	(309)	(311)	2,195
		1,659,021	1,653,461	1,754,378
		$3,508,748	$3,476,497	$2,452,431

Commitments (note 23)

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited and in thousands of Canadian dollars)

		Three months ended March 31
	Note	2013	2012

Cash generated from (used in) operating activities:
Profit for the period		$1,907	$3,355
Tax expense	17a	6,017	13,614
Items not affecting cash:
Depreciation and amortization	5b	14,382	19,031
Share-based payment expense	5c	1,467	1,674
Net finance income	5d	(611)	(531)
Change in fair value of derivatives		645	431
Change in deferred revenue related to stream	14	(9,443)	—
Change in taxes receivable/payable, net		8,552	22,851
Items reclassified from other comprehensive income	20	—	(657)
Impairment and mark-to-market losses	5d	1,894	5,320
Other		(2,698)	8,719
Taxes paid		(9,851)	(31,560)
Operating cash flows before change in non-cash working capital		12,261	42,247
Change in non-cash working capital	24	(29,786)	(70,520)
		(17,525)	(28,273)
Cash generated from (used in) investing activities:
Interest received		2,366	2,038
Acquisition of property, plant and equipment		(200,574)	(77,664)
Acquisition of intangible assets		(742)	(835)
Acquisition of investments		(3,703)	(5,096)
Addition to restricted cash	9	(20,177)	—
Peruvian sales tax paid on capital expenditures		(21,089)	(3,221)
		(243,919)	(84,778)
Cash generated from (used in) financing activities:
Interest paid	8	(26,708)	—
Proceeds from exercise of stock options		319	78
Financing costs		(9)	—
Dividends paid	18b	(17,203)	(17,195)
		(43,601)	(17,117)
Effect of movement in exchange rates on cash and cash equivalents		18,433	1,795
Net decrease in cash and cash equivalents		(286,612)	(128,373)
Cash and cash equivalents, beginning of period		1,337,088	899,077
Cash and cash equivalents, end of period		$1,050,476	$770,704

For supplemental information, see note 24.

HUDBAY MINERALS INC.

Condensed Consolidated Interim Income Statements

(Unaudited and in thousands of Canadian dollars, except share and per share amounts)

		Three months ended
		March 31
			2012
			Restated
	Note	2013	(note 3)

Revenue	5a	$119,881	$187,038

Cost of sales
Mine operating costs		81,021	120,063
Depreciation and amortization	5b	14,174	18,835
		95,195	138,898

Gross profit		24,686	48,140

Selling and administrative expenses		11,069	10,159
Exploration and evaluation		8,718	12,759
Other operating income		(14)	(197)
Other operating expenses		2,022	1,319
Results from operating activities		2,891	24,100

Finance income	5d	(2,374)	(2,049)
Finance expenses	5d	1,763	1,518
Other finance (gains) losses	5d	(4,422)	7,662
Net finance expense		(5,033)	7,131
Profit before tax		7,924	16,969
Tax expense	17a	6,017	13,614
Profit for the period		$1,907	$3,355

Attributable to:
Owners of the Company		$2,005	$4,509
Non-controlling interests	21	(98)	(1,154)

Profit for the period		$1,907	$3,355

Earnings per share - basic and diluted:	19	$0.01	$0.03
Weighted average number of common shares outstanding (note 19):
Basic		172,012,192	171,912,598
Diluted		172,315,947	172,306,097

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Comprehensive Income

(Unaudited and in thousands of Canadian dollars)

	Three months ended
	March 31
		2012
		Restated
	2013	(note 3)

Profit for the period	$1,907	$3,355
Other comprehensive income (loss) (note 20):
Items that may be reclassified subsequently to profit or loss
Recognized directly in equity:
Net exchange gain (loss) on translation of foreign operations	23,857	(10,046)
Effective portion of change in fair value of cash flow hedges	—	(1,010)
Change in fair value of available-for-sale financial investments	109	(6,213)
Tax effect	—	270
	23,966	(16,999)
Items that will not be reclassified subsequently to profit or loss
Recognized directly in equity:
Remeasurement - actuarial loss	(6,050)	(14,655)
Tax effect	916	2,126
	(5,134)	(12,529)
Transferred to income statements:
Change in fair value of cash flow hedges	—	(657)
Change in fair value of available-for-sale financial assets	1,739	2,560
Sale of investments	(28)	—
Tax effect	—	165
	1,711	2,068
Other comprehensive income (loss), net of tax, for the period	20,543	(27,460)
Total comprehensive income (loss) for the period	$22,450	$(24,105)
Attributable to:
Owners of the Company	22,448	(22,859)
Non-controlling interests	2	(1,246)
Total comprehensive income (loss) for the period	$22,450	$(24,105)

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited and in thousands of Canadian dollars)

	Attributable to owners of the Company
	Share capital (note 18)	Other capital reserves	Foreign currency translation reserve	Available- for-sale reserve	Hedging reserve	Remeasurement reserve (note 3)	Retained earnings	Total	Non-controlling interests (note 21)	Total equity
Balance, January 1, 2012 (notes 2e, 3)	$1,020,126	$25,757	$21,361	$6,161	$1,818	$(63,481)	$740,441	$1,752,183	$2,195	$1,754,378
Profit (loss)	—	—	—	—	—	—	4,509	4,509	(1,154)	3,355
Other comprehensive loss (note 20)	—	—	(9,954)	(3,653)	(1,232)	(12,529)	—	(27,368)	(92)	(27,460)
Total comprehensive (loss) income	—	—	(9,954)	(3,653)	(1,232)	(12,529)	4,509	(22,859)	(1,246)	(24,105)
Contributions by and distributions to owners
Share-based payment expense (note 5c)	—	265	—	—	—	—	—	265	—	265
Stock options exercised	117	(33)	—	—	—	—	—	84	—	84
Dividends (note 18b)	—	—	—	—	—	—	(17,195)	(17,195)	—	(17,195)
Total contributions by and distributions to owners	117	232	—	—	—	—	(17,195)	(16,846)	—	(16,846)
Balance, March 31, 2012	$1,020,243	$25,989	$11,407	$2,508	$586	$(76,010)	$727,755	$1,712,478	$949	$1,713,427

Loss	—	—	—	—	—	—	(25,308)	(25,308)	(1,509)	(26,817)
Other comprehensive (loss) income	—	—	(828)	13,990	(586)	(29,206)	—	(16,630)	(12)	(16,642)
Total comprehensive(loss) income	—	—	(828)	13,990	(586)	(29,206)	(25,308)	(41,938)	(1,521)	(43,459)
Contributions by and distributions to owners
Share-based payment expense	—	287	—	—	—	—	—	287	—	287
Stock options exercised	215	(73)	—	—	—	—	—	142	—	142
Dividends	—	—	—	—	—	—	(17,197)	(17,197)	—	(17,197)
Total contributions by and distributions to owners	215	214	—	—	—	—	(17,197)	(16,768)	—	(16,768)
Acquisition of non-controlling interest	—	—	—	—	—	—	—	—	261	261
Balance, December 31, 2012	$1,020,458	$26,203	$10,579	$16,498	$—	$(105,216)	$685,250	$1,653,772	$(311)	$1,653,461

HUDBAY MINERALS INC.

Condensed Consolidated Interim Statements of Changes in Equity

(Unaudited and in thousands of Canadian dollars)

	Attributable to owners of the Company
	Share capital (note 18)	Other capital reserves	Foreign currency translation reserve	Available- for-sale reserve	Hedging reserve	Remeasurement reserve (note 3)	Retained earnings	Total	Non-controlling interests (note 21)	Total equity
Balance, January 1, 2013	$1,020,458	$26,203	$10,579	$16,498	$—	(105,216)	$685,250	$1,653,772	$(311)	$1,653,461
Profit (loss)	—	—	—	—	—	—	2,005	2,005	(98)	1,907
Other comprehensive income (loss) (note 20)	—	—	23,757	1,820	—	(5,134)	—	20,443	100	20,543
Total comprehensive income (loss)	—	—	23,757	1,820	—	(5,134)	2,005	22,448	2	22,450
Contributions by and distributions to owners
Stock options exercised	442	(129)	—	—	—	—	—	313	—	313
Dividends (note 18b)	—	—	—	—	—	—	(17,203)	(17,203)	—	(17,203)
Total contributions by and distributions to owners	442	(129)	—	—	—	—	(17,203)	(16,890)	—	(16,890)
Balance, March 31, 2013	$1,020,900	$26,074	$34,336	$18,318	$—	(110,350)	$670,052	$1,659,330	$(309)	$1,659,021

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2013

1.                   Reporting entity

HudBay Minerals Inc. (“HMI” or the “Company”) was amalgamated under the Canada Business Corporations Act on August 15, 2011. The address of the Company’s principal executive office is 25 York Street, Suite 800, Toronto, Ontario. The condensed consolidated interim financial statements of the Company for the three months ended March 31, 2013 represent the financial position and the financial performance of the Company and its subsidiaries (together referred to as the “Group” or “Hudbay” and individually as “Group entities”).

Significant subsidiaries include Hudson Bay Mining and Smelting Co., Limited (“HBMS”), Hudson Bay Exploration and Development Company Limited (“HBED”), HudBay Marketing & Sales Inc. (“HMS”), HudBay Peru Inc., HudBay Peru S.A.C. (“Hudbay Peru”) and HudBay (BVI) Inc.

Hudbay is an integrated mining company with shares listed under the symbol “HBM” on the Toronto, Lima and New York stock exchanges. With assets in North and South America, Hudbay produces copper concentrate (containing copper, gold and silver) and zinc metal and is focused on the discovery, production and marketing of base and precious metals. Through its subsidiaries, Hudbay owns copper/zinc/gold mines, ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan and a copper mine under construction in Peru. The Group also has investments in a number of exploration companies. Hudbay’s mission is to create sustainable value through increased commodity exposure on a per share basis for its shareholders.

Management does not consider the impact of seasonality on operations to be significant on the condensed consolidated interim financial statements.

2.                   Basis of preparation

(a)              Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Board of Directors approved these condensed consolidated interim financial statements on May 1, 2013.

(b)              Functional and presentation currency:

The Group’s condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All values are rounded to the nearest thousand ($000) except where otherwise indicated.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2013

(c)               Use of judgement:

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires the Group to make judgements, apart from those involving estimations, in applying accounting policies that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, as well as reported amounts of revenue and expenses during the reporting period.

Significant areas requiring management judgement include estimating mineral reserves and resources; determination of functional currency; taxes; in-process inventory quantities and inventory cost allocations; property, plant and equipment, including cost allocations for mine development, mining properties expenditures capitalized, determining when exploration and evaluation assets should be transferred to capital works in progress within property, plant and equipment, and componentization; assessment of impairment, including determination of cash-generating units and assessing for indications of impairment; recoverability of exploration and evaluation assets, including determination of cash-generating units and assessing for indications of impairment; determination whether assets meet criteria for classification as held for sale; measurement and classification of Peruvian sales taxes paid on capital expenditures; determining when a new mine commences commercial production; and contingent liabilities.

(d)              Use of estimates:

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires the Group to make estimates and assumptions that affect the application of accounting policies, reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

Significant areas requiring management to make estimates and assumptions include estimating mineral reserves and resources; estimates of fair value of financial instruments; taxes; in-process inventory quantities, inventory cost allocations and inventory valuation; property, plant and equipment, including units-of-production depreciation, estimated useful lives and residual values of property, plant and equipment and finite life intangible assets; assessment of impairment, including the determination of recoverable amount; determination of deferred revenue per unit related to the precious metals stream transaction and determination of current portion of deferred revenue; pensions and other employee benefits, including net interest cost; decommissioning, restoration and similar liabilities; contingent liabilities; capital commitments; and assaying used to determine revenue.

(e)               Correction of immaterial error:

The Group identified an immaterial error of an understatement of the Property, plant and equipment balance totaling $4,123, and an understatement of deferred tax liability of $1,622 as at December 31, 2012, which resulted from an overstatement of depreciation in 2011. The Group has corrected the error in the opening retained earnings as of January 1, 2012, as well as the comparative Property, plant and equipment and deferred tax balances in the balance sheet and the associated notes to the financial statements.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2013

3.                   Significant accounting policies

Except as described below, these condensed consolidated interim financial statements reflect the accounting policies applied by the Group in its consolidated financial statements for the year ended December 31, 2012.

As required by the IASB, effective January 1, 2013 the Group adopted amended IAS 19 Employee Benefits:

•                       The Group has non-contributory and contributory defined benefit programs for the majority of its Canadian employees. The defined benefit pension benefits are based on years of service and final average salary for the salaried plans and are based on a flat dollar amount combined with years of service for the hourly plans. The Group provides non-pension health and other post-employment benefits to certain active employees and pensioners (post-employment benefits) and also provides disability income, health benefits and other post-employment benefits to hourly and salaried disabled employees (other long term employee benefits).

This amended version of the standard revises certain aspects of the accounting for pension plans and other employee benefits. The adoption of the amendment eliminates the corridor method of accounting for defined benefit plans and requires the net defined benefit liability (asset) to be recognized on the balance sheet without any deferral of actuarial gains and losses and past service costs as previously allowed. Past service costs are required to be recognized immediately in the consolidated income statement. Interest cost and expected return on plan assets used in the previous version of IAS 19 are replaced with a ‘net-interest’ amount under amended IAS 19, which is calculated by applying the discount rate to the net defined benefit liability or asset. Retirement benefit costs consist of service costs, net interest and remeasurements, with remeasurements being recorded in OCI. The Group will be accumulating all the remeasurements in accumulated OCI at the end of each reporting period. Pension plan administration costs are to be expensed as incurred. The definition of short- and long-term benefits has been clarified based on expected settlement date. Additional disclosures are required, including more comprehensive disclosure on the significant actuarial assumptions and related sensitivity analysis. The amendments are required to be applied retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The Group has adjusted its opening equity as at January 1, 2012 to recognize previously unrecognized past service costs and actuarial gains and losses. The post-employment benefits interest expense and employee benefit expense for the comparable period have been adjusted to reflect the accounting changes for defined benefit plans. The adjustments for each financial statement line item affected are presented in in the table below.

Adjustment to condensed consolidated balance sheet

	Mar. 31, 2013	Dec. 31, 2012	Jan. 1, 2012
Equity before accounting changes	$1,770,951	$1,761,280	$1,815,664
Increase in pension obligation	(105,531)	(103,506)	(58,304)
Increase in other employee benefits	(34,394)	(32,129)	(20,870)
Decrease in deferred tax liabilities	28,304	28,127	15,693
Equity after accounting change	$1,659,330	$1,653,772	$1,752,183

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2013

Adjustment to condensed consolidated income statement

	Three months ended
	March 31
	2013	2012

Net income before accounting change	$886	$7,970
Decrease (increase) to cost of sales	1,760	(7,610)
(Increase) decrease to tax expense	(739)	2,995
Increase (decrease) to net income	1,021	(4,615)
Net income after accounting change	$1,907	$3,355

Adjustment to earnings per share as a result of change in net income
Basic and diluted	0.01	(0.03)

Adjustment to condensed consolidated comprehensive income

	Three months ended
	March 31
	2013	2012
Comprehensive income (loss) before accounting change	$26,563	$(6,961)
Decrease in OCI for remeasurement of post-employment benefit liabilities	(2,648)	(6,753)
Decrease in OCI for remeasurement of pension	(3,402)	(7,902)
Increase to income tax related to adjustment for remeasurement of pensions	916	2,126
Increase (decrease) in net income	1,021	(4,615)
Decrease to OCI	(4,113)	(17,144)
Comprehensive income (loss) after accounting change	$22,450	$(24,105)

There was no impact to total operating, investing and financing activities on the condensed consolidated interim statements of cash flow. Please refer to note 16 for restated prior year annual comparative figures.

As required by the IASB, effective January 1, 2013 the Group also adopted the following standards and amendments to IFRS:

•                       IFRS 10 Consolidated Financial Statements - this standard replaces the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities. IAS 27 (2011) Separate Financial Statements carries forward the existing accounting requirements for separate financial statements. IFRS 10 provides a single model to be applied in the control analysis for all investees. The Group’s adoption of IFRS 10 had no effect on its consolidated financial statements.

•                       IFRS 11 Joint Arrangements - this standard replaces the guidance in IAS 31 Interests in Joint Ventures and classifies joint arrangements as either joint operations or joint ventures based on an entity’s rights and obligations. The Group’s adoption of IFRS 11 had no effect on its consolidated financial statements.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2013

•                       IFRS 12 Disclosure of Interests in Other Entities - this standard contains disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e., joint operations or joint ventures), associates and/or unconsolidated structured entities. The Group’s adoption of IFRS 12 required no additional disclosure in our consolidated interim financial statements.

•                       Amendments to IFRS 10, IFRS 11 and IFRS 12: Transition guidance - this amendment clarifies certain transitional guidance on the application of IFRS 10, IFRS 11 and IFRS 12 for the first time. The Group’s adoption of these amendments had no effect on its consolidated financial statements.

•                       IFRS 13 Fair Value Measurement - this standard replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance. The measurement of the fair value of an asset or liability is based on assumptions under current market conditions including assumptions about risk. The Group’s prospective adoption of IFRS 13 did not require any adjustment to the valuation techniques currently used to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

•                       Amendments to IAS 28 Investments in Associates and Joint Ventures - these amendments carry forward the requirements of IAS 28 (2008), with limited amendments related to associates and joint ventures held for sale, as well as to changes in interests held in associates and joint ventures when an entity retains an interest in the investment. The Group’s adoption of these amendments had no effect on its consolidated financial statements.

•                       Amendments to IFRS 7 Financial Instruments: Disclosures - this amendment contains new disclosure requirements related to offsetting of financial assets and liabilities. The Group’s adoption of these amendments had no effect on its consolidated financial statements.

•                       Amendments to IAS 1 Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income - these amendments require separate presentation of the items of other comprehensive income (“OCI”) that may be reclassified to profit or loss in the future from those that will never be reclassified to profit or loss. The Group’s adoption of this amendment resulted in a different presentation within the statement of comprehensive income and the other comprehensive income note (note 20), as the items that will never be reclassified from profit or loss are separated from those that will be.

•                       IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine - this interpretation provides guidance on the accounting for waste removal costs that are incurred in surface mining activity during the production phase of a mine. The Group’s adoption of this standard had no effect on its consolidated financial statements as the Group does not have any surface mines in the production phase.

Where necessary, the comparative information has been adjusted to conform to the current year presentation. In such a case, the nature of the reclassification; the amount of each item that is reclassified; and the reason for the reclassification is disclosed.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2013

4.                   New standards not yet adopted

•                       Amendments to IAS 32 Offsetting Financial Assets and Liabilities - this amendment clarifies certain aspects of offsetting and net and gross settlement. The Group intends to adopt the amendments to IAS 32 in its financial statements for the annual period beginning on January 1, 2014. The Group has not yet determined the effect of adoption of IAS 32 on its consolidated financial statements.

•                       IFRS 9 Financial Instruments - this standard replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement on the classification and measurement of financial assets and financial liabilities. The Group intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on January 1, 2015. The Group has not yet determined the effect of adoption of IFRS 9 (2010) on its consolidated financial statements.

5.                   Revenue and expenses

(a)              Revenue

The Group’s revenue by significant product types:

	Three months ended
	March 31
	2013	2012
Copper	$60,323	$96,749
Zinc	51,615	56,280
Gold	13,992	33,483
Silver	2,204	6,226
Other	1,375	1,270
	129,509	194,008
Treatment and refining charges	(4,951)	(6,970)
Pre-production revenue	(4,677)	—
	$119,881	$187,038

Pre-production revenue relates to revenue earned from production at the Group’s Lalor and 777 North projects in Manitoba. As revenues are being earned prior to the declaration of commercial production, the pre-production revenue is being credited against capital costs rather than recognized as revenue in the income statement.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2013

(b)              Depreciation and amortization

Depreciation of property, plant and equipment and amortization of intangible assets are reflected in the income statements as follows:

	Three months ended
	March 31
	2013	2012
Total depreciation and amortization presented in:
Cost of sales	$14,174	$18,835
Selling and administrative expenses	208	196
	$14,382	$19,031

(c)               Share-based payment expense

				Total
	Equity-settled			share-based
	Stock	Cash-settled		payment
	Options	RSUs	DSUs	expense
Three months ended March 31, 2013
Share-based payment expense presented in:
Cost of sales	$—	$258	$—	$258
Selling and administrative expenses	—	1,065	157	1,222
Other operating expenses	—	(13)	—	(13)
Exploration and evaluation	—	—	—	—
	$—	$1,310	$157	$1,467
Three months ended March 31, 2012
Share-based payment expense presented in:
Cost of sales	$—	$334	$—	$334
Selling and administrative expenses	265	551	462	1,278
Other operating expenses	—	49	—	49
Exploration and evaluation	—	13	—	13
	$265	$947	$462	$1,674

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2013

(d)     Finance income and expenses

	Three months ended
	March 31
	2013	2012
Finance income
Interest income	$(2,374)	$(2,049)
Finance expense
Interest expense on long-term debt	12,393	—
Unwinding of accretion on financial liabilities at amortized cost (note 12)	598	—
Unwinding of discounts on provisions	704	765
Other finance expense	1,059	753
	14,754	1,518
Less: amounts capitalized	(12,991)	—
	1,763	1,518
Other finance (gains) losses
Net foreign exchange (gains) losses	(4,530)	2,542
Gain on ineffective cash flow hedges	—	(200)
Change in fair value of financial assets and liabilities at FVTPL:
Prepayment option embedded derivative (note 13)	(1,758)	—
Investments classified as held-for-trading	155	64
Net gain reclassified from equity on disposal of available-for-sale investments (note 20)	(28)	—
Net loss from impairment of non-trade receivable	—	2,696
Reclassified from equity on impairment of available-for-sale investments (note 20)	1,739	2,560
	(4,422)	7,662
Net finance expense	$(5,033)	$7,131

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2013

6.      Trade and other receivables

	Mar. 31, 2013	Dec. 31, 2012	Jan. 1, 2012
Current
Trade receivables	$58,317	$42,062	$27,405
Embedded derivatives - provisional pricing (note 22c)	(2,390)	(937)	(1,407)
Statutory receivables	28,168	10,309	8,325
Other receivables	2,343	1,442	6,063
	86,438	52,876	40,386
Less: allowance for bad debts	—	—	(77)
	86,438	52,876	40,309
Non-current
Statutory receivables - Peruvian sales tax	45,594	43,149	5,212
Total	$132,032	$96,025	$45,521

The non-current receivable consists of refundable sales taxes in Peru that the Group has paid on capital expenditures for its Constancia project. The Group expects to receive refunds once the project reaches commercial production, as the accumulated sales tax pool is refundable up to 18% of the revenue earned each month. Significant judgements are required on measurement and classification of Peruvian sales taxes paid on capital expenditures (note 2c).

7.      Inventories

	Mar. 31, 2013	Dec. 31, 2012	Jan. 1, 2012
Current
Work in progress	$2,247	$6,141	$4,362
Finished goods	42,977	38,750	58,730
Materials and supplies	14,382	13,518	14,058
	59,606	58,409	77,150
Non-current
Materials and supplies	6,305	5,852	5,721
Total	$65,911	$64,261	$82,871

The cost of inventories recognized as an expense and included in cost of sales amounted to $68,461 for the three months ended March 31, 2013 (three months ended March 31, 2012 - $101,964).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2013

8.      Prepaid expenses and other current assets

Prepaid expenses as at March 31, 2013 includes $26,543 related to the payments of interest on the long-term debt and $26,082 of prepayments to suppliers related to capital projects.

9.      Other financial assets

	Mar. 31, 2013	Dec. 31, 2012	Jan. 1, 2012
Current
Derivative assets	$225	$2,442	$3,112
Non-current
Available-for-sale investments	75,086	71,260	98,279
Investments at fair value through profit or loss	66	220	2,090
Derivative assets	—	—	132
Restricted cash	21,867	1,655	1,692
	97,019	73,135	102,193
	$97,244	$75,577	$105,305

Available-for-sale investments

Available for sale investments consist of investments in Canadian metals and mining companies, most of which are publicly traded. During the three months ended March 31, 2013, the Group recognized impairment losses on investments in listed shares and transferred pre-tax losses of $1,739 from the available-for-sale reserve within equity to the income statement (note 5d and 20) (three months ended March 31, 2012 - $2,560).

Credit facility, letters of credit and restricted cash

On November 3, 2010, Hudbay arranged a US$300 million revolving credit facility with a syndicate of lenders. The facility has an initial term of four years, is secured by a pledge of assets of the Company, and is unconditionally guaranteed by Hudbay’s non-Peruvian material subsidiaries. Upon closing, restricted cash on deposit to support letters of credit was reclassified to cash and cash equivalents. As at March 31, 2013, the Group had outstanding letters of credit in the amount of $64,524 (December 31, 2012 - $64,524).

As required by Peruvian law, Hudbay Peru is to provide security with respect to its decommissioning and restoration obligations. Hudbay Peru provided the first annual deposit of $20,177 in the form of a letter of credit and reclassified cash on deposit with a Peruvian bank to support the letter of credit from cash and cash equivalents to restricted cash.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2013

10.    Property, plant and equipment

		Accumulated
		depreciation and	Carrying
Mar. 31, 2013	Cost	amortization	amount
Exploration and evaluation assets	$35,508	$—	$35,508
Capital works in progress	1,545,983	—	1,545,983
Mine development	406,338	(335,320)	71,018
Plant and equipment	613,118	(314,957)	298,161
	$2,600,947	$(650,277)	$1,950,670

		Accumulated
		depreciation and	Carrying
		amortization	amount
		Restated	Restated
Dec. 31, 2012	Cost	(note 2e)	(note 2e)
Exploration and evaluation assets	$35,119	$—	$35,119
Capital works in progress	1,318,523	—	1,318,523
Mine development	399,230	(330,199)	69,031
Plant and equipment	614,510	(305,010)	309,500
	$2,367,382	$(635,209)	$1,732,173

		Accumulated
		depreciation and	Carrying
		amortization	amount
		Restated	Restated
Jan. 1, 2012	Cost	(note 2e)	(note 2e)
Exploration and evaluation assets	$36,994	$—	$36,994
Capital works in progress	786,844	(312)	786,532
Mine development	378,335	(304,112)	74,223
Plant and equipment	576,898	(267,479)	309,419
	$1,779,071	$(571,903)	$1,207,168

11.    Other liabilities

		Dec. 31, 2012	Jan. 1, 2012
		Restated	Restated
	Mar. 31, 2013	(note 3)	(note 3)
Current portion of
Provisions (note 15)	$8,531	$9,100	$4,434
Pension liability	32,195	32,195	32,067
Other employee benefits	3,599	3,533	3,513
	$44,325	$44,828	$40,014

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2013

12.    Other financial liabilities

	Mar. 31, 2013	Dec. 31, 2012	Jan. 1, 2012

Current
Derivative liabilities	$262	$75	$1,159
Other financial liabilities at amortized cost	10,011	18,288	—

	10,273	18,363	1,159

Non-current
Other financial liabilities at amortized cost	22,647	23,128	—

	$32,920	$41,491	$1,159

Other financial liabilities at amortized cost relate to agreements with communities near the Constancia project which allow Hudbay to extract minerals over the useful life of the Constancia project and carry out exploration and evaluation activities in the area.

During the three months ended March 31, 2013, the Group capitalized $598 to property, plant and equipment related to the unwinding of accretion on these financial liabilities at amortized cost (note 5d).

Changes in estimates related to these liabilities are recorded to the liability with a corresponding change in property, plant and equipment or exploration expense.

13.    Long-term debt

Balance, January 1, 2012	$—
Principal, net of transaction costs	474,684
Fair value of embedded derivative (prepayment option)	(4,768)
Effects of changes in foreign exchange	9,299
Accretion of transaction costs	325
Balance, December 31, 2012	$479,540
Change in fair value of embedded derivative (prepayment option)	(1,758)
Effects of changes in foreign exchange	10,183
Accretion of transaction costs	467
Balance, March 31, 2013	$488,432
Consists of:
Long-term Debt	$495,117
Prepayment option embedded derivative at fair value	(6,685)
$488,432

On September 13 2012, Hudbay issued US$500,000 aggregate principal amount of 9.50% senior unsecured notes (the “Notes”) due October 1, 2020 pursuant to a private placement offering.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2013

The Notes are fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by Hudbay’s existing and future subsidiaries, other than certain excluded subsidiaries which include subsidiaries that own the Constancia project. The Notes also contain certain customary covenants and restrictions for a financing instrument of this type. Although there are no maintenance covenants with respect to the Group’s financial performance, there are transaction-based restrictive covenants that limit the Group’s ability to incur additional indebtedness in certain circumstances. In addition, the Group’s ability to make restricted payments, including dividend payments, is subject to the compliance with certain covenants which require either the generation of sufficient net earnings or equity issuance or, in the case of semi-annual dividend payments in an amount not exceeding US$20,000, having a ratio of consolidated debt to earnings before income tax and depreciation and amortization of 2.50 to 1.00 or less.

14.            Deferred revenue

On August 8, 2012, the Group entered into a precious metals stream transaction with Silver Wheaton Corp. (“Silver Wheaton”) whereby the Group will receive aggregate deposit payments of US$750,000 against delivery of 100% of payable gold and silver from Hudbay’s 777 mine until the later of the end of 2016 and satisfaction of a completion test at the Constancia project, and delivery of 50% of payable gold and 100% of payable silver for the remainder of the 777 mine life. The stream transaction also includes delivery of 100% of payable silver from the Constancia project.

In addition to the deposit payments, as gold and silver are delivered to Silver Wheaton, the Group receives cash payments equal to the lesser of (i) the market price and (ii) US$400 per ounce (for gold) and US$5.90 per ounce (for silver), subject to 1% annual escalation after three years.

The Group received an upfront payment of US$500,000 ($491,600) in September 2012 and will receive the remaining US$250,000 in two equal installments once the Constancia project incurs capital expenditures of US$500,000 and US$1,000,000, respectively.

The Group recorded the upfront deposit received as deferred revenue and will recognize amounts in revenue as gold and silver are delivered to Silver Wheaton. The Group determines the amortization of deferred revenue to the income statement on a per unit basis using the estimated total number of gold and silver ounces expected to be delivered to Silver Wheaton over the life of the 777 and Constancia mines. The Group estimates the current portion of deferred revenue based on deliveries anticipated over the next twelve months.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2013

The following table summarizes changes in deferred revenue:

Balance, January 1, 2012	$—
Upfront deposit received	491,600
Recognition of revenue	(29,322)
Balance, December 31, 2012	462,278
Recognition of revenue	(9,443)
Balance March 31, 2013	$452,835

	Mar. 31, 2013	Dec. 31, 2012
Reflected in the balance sheets as follows:
Current	$80,261	$70,911
Non-current	372,574	391,367
	$452,835	$462,278

15.            Provisions

	Decommissioning, restoration and similar liabilities	Deferred share units	Restricted share units	Other	Total
Reflected in the balance sheets as follows:
Mar. 31, 2013
Current (note 11)	$1,859	$3,696	$2,964	$12	$8,531
Non-current	153,474	—	2,312	—	155,786
	$155,333	$3,696	$5,276	$12	$164,317
Dec. 31, 2012
Current (note 11)	$1,839	$3,540	$3,547	$174	$9,100
Non-current	155,836	—	3,194	—	159,030
	$157,675	$3,540	$6,741	$174	$168,130
Jan. 1, 2012
Current (note 11)	$1,524	$2,415	$—	$495	$4,434
Non-current	144,558	—	2,746	—	147,304
	$146,082	$2,415	$2,746	$495	$151,738

Decommissioning, restoration and similar liabilities are remeasured at each reporting date to reflect changes in discount rates, which can significantly affect the liabilities.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2013

16.            Pension obligations and other employee benefits

The Group maintains non-contributory and contributory defined benefit pension plans for certain of its employees. In addition, the Group sponsors both other long-term employee benefit plans and non-pension post-employment benefits plans. The obligations for these benefits consist mainly of end of service indemnities, which do not have the character of pensions.

The Group adopted amended IAS 19 beginning January 1, 2013, with retrospective application to prior reporting periods. A summary of the changes and its impact on the Group’s condensed consolidated financial statement are included in note 3.

The Group uses a December 31 measurement date for all of its plans. For the Group’s significant plans, the most recent actuarial valuations filed for funding purposes were performed during 2012 using data as at December 31, 2011. For these plans, the next actuarial valuation required for funding purposes will be performed during 2013 as at December 31, 2012.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2013

Pension obligation

Dec. 31, 2012
Restated
(note 3)

Obligations and funded status:
Changes in pension obligation:
Obligation, beginning of period (1)	$329,098
Current service cost	10,275
Interest cost	17,660
Remeasurement of net defined liability (asset):
Actuarial gains and losses arising from experience changes	5,963
Actuarial gains and losses arising from changes in assumptions	39,035
Past service cost	13,841
Employee contributions	106
Benefits paid (funded plans)	(22,219)
Benefits paid (unfunded plans)	(556)
Obligation, end of period	$393,203

(1) Reflects additional obligation due to change in form of payment assumption required pursuant to amended IAS 19

Change in pension plan assets:
Fair value of plan assets, beginning of period	$264,241
Expected return on plan assets	14,222
Remeasurement of net defined liability (asset):
Return on plan asset, excluding amounts in interest	4,287
Employee contributions	106
Employer contributions	31,518
Benefits paid (funded plans)	(22,219)
Expected administration expenses	(107)
Fair value of plan assets, end of period	$292,048

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2013

Other employee benefits:

Dec. 31, 2012
Restated
(note 3)
Obligations and funded status:
Change in other employee benefits obligation:
Obligation, beginning of period	$121,425
Current service cost	3,477
Interest cost	6,466
Remeasurement of net defined liability (asset):
Actuarial gains and losses arising from experience changes	4,353
Actuarial gains and losses arising from changes in assumptions	7,625
Benefits paid	(2,552)
Obligation, end of period	$140,794
Change in plan assets:
Fair value of plan assets, beginning of period	$—
Employer contributions	2,552
Benefits paid	(2,552)
Fair value of plan assets, end of period	$—

17.            Income and mining taxes

(a)              Tax expense:

	Three months ended
	March 31
		2012
		Restated
	2013	(note 3)
Tax (benefit) expense applicable to:
Current:
Income taxes	$(559)	$2,233
Mining taxes	1,858	6,475
	1,299	8,708
Deferred:
Income taxes - origination and reversal of temporary differences	5,412	7,897
Canadian mining taxes - origination and reversal of temporary differences	(694)	4
IAS 19 Employee Benefits adjustment, prior year (note 3)	—	(2,995)
	4,718	4,906
Tax expense	$6,017	$13,614

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2013

(b)              Deferred tax assets and liabilities as represented on the balance sheets:

		Dec. 31, 2012	Jan. 1, 2012
		Restated	Restated
	Mar. 31, 2013	(notes 2e, 3)	(notes 2e, 3)
Deferred income tax asset - Canada	$14,059	$13,563	$12,277
Deferred mining tax asset - Canada	—	—	551
	14,059	13,563	12,828
Deferred income tax liability - Canada and Peru	(195,423)	(187,750)	(155,798)
Deferred mining tax liability - Canada	(2,887)	(3,581)	—
Deferred mining tax liability - Peru	(23,957)	(23,460)	(19,282)
	(222,267)	(214,791)	(175,080)
Net deferred tax liability balance	$(208,208)	$(201,228)	$(162,252)

(c)               Changes in deferred tax assets and liabilities:

		Dec. 31, 2012
		Restated
	Mar. 31, 2013	(notes 2e, 3)
Net deferred tax (liability) asset balance, beginning of period	$(201,228)	$(162,252)
Deferred tax expense	(4,718)	(54,933)
OCI transactions	916	—
Foreign currency translation on Hudbay Peru deferred tax liability	(3,178)	3,524
IAS 19 Employee Benefits adjustment, prior year	—	12,433
Net deferred tax liability balance, end of period	$(208,208)	$(201,228)

(d)              Taxes receivable/payable:

The timing of payments results in significant variances in period-to-period comparisons of the tax receivable and tax payable balances.

(e)               Other disclosure:

The tax rules and regulations applicable to mining companies are highly complex and subject to interpretation. The Group may be subject in the future to a review of its historic income and other tax filings and, in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules and regulations in respect of the Group’s business. These reviews may alter the timing or amount of taxable income or deductions. The amount ultimately reassessed upon resolution of issues raised may differ from the amount accrued.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2013

18.            Share capital

(a)              Preference shares:

Authorized:                      Unlimited preference shares without par value

(b)              Common shares:

Authorized:                      Unlimited common shares without par value

Issued and fully paid:

	Three months ended		Year ended
	Mar. 31, 2013		Dec. 31, 2012
	Common		Common
	shares	Amount	shares	Amount

Balance, beginning of period	171,984,487	$1,020,458	171,937,665	$1,020,126
Exercise of stock options	43,889	442	46,822	332
Balance, end of period	172,028,376	$1,020,900	171,984,487	$1,020,458

During the period, the Company declared semi-annual dividends of $0.10 per share. The Company paid $17,203 on March 28, 2013 to shareholders of record as of March 18, 2013. On March 30, 2012 the Company paid $17,195 to shareholders of record as of March 20, 2012.

19.            Earnings per share data

	Three months ended
	March 31
	2013	2012
Weighted average common shares outstanding	172,012,192	171,912,598
Plus net incremental shares from assumed conversions:
- Stock options	303,755	393,499
Diluted weighted average common shares outstanding	172,315,947	172,306,097

The determination of the diluted weighted-average number of common shares excludes 1,529,824 shares related to stock options that were anti-dilutive for the three months ended March 31, 2013 (three months ended March 31, 2012 - 1,358,521 shares).

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2013

20.            Other comprehensive income (loss) (“OCI”)

	Three months ended Mar. 31, 2013			Three months ended Mar. 31, 2012 Restated (note 3)
	Pre-tax	Tax	Net of tax	Pre-tax	Tax	Net of tax
Items that may be reclassified subsequently to profit or loss
Foreign currency translation
Net foreign exchange gain (loss) on translation of foreign operations	$23,857	$—	$23,857	$(10,046)	$—	$(10,046)
Available-for-sale
Change in fair value of available-for-sale investments (note 9)	109	—	109	(6,213)	—	(6,213)
Transfer to income statement on impairment of investments (note 5d)	1,739	—	1,739	2,560	—	2,560
Transfer to income statements on sale of investments (note 5d)	(28)	—	(28)	—	—	—
	1,820	—	1,820	(3,653)	—	(3,653)
Cash flow hedges
Effective portion of change in fair value of cash flow hedges	—	—	—	(1,010)	270	(740)
Transfer to income statements as hedged transactions occurred	—	—	—	(657)	165	(492)
	—	—	—	(1,667)	435	(1,232)
Items that will not be reclassified subsequently to profit or loss
Actuarial (loss) gain (note 3)	(6,050)	916	(5,134)	(14,655)	2,126	(12,529)
Total OCI (loss)	$19,627	$916	$20,543	$(30,021)	$2,561	$(27,460)

Gains and losses transferred from equity into profit or loss during the period are included in the following line items in the income statements:

	2013	2012
Revenue	$—	$657
Other finance gains (note 5d)	(1,711)	(2,560)
Tax expense	—	(165)
	$(1,711)	$(2,068)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2013

21.            Non-controlling interests

Hudbay owns 51% of the Back Forty project in accordance with a subscription, option and joint venture agreement with Aquila Resources Inc. (“Aquila”). Hudbay has control over the Back Forty project and accordingly consolidates the Back Forty project in its consolidated financial statements as a subsidiary. Hudbay suspended its exploration and evaluation activities at the Back Forty project effective July 3, 2012.

In accordance with two joint venture agreements with VMS Ventures Inc. (“VMS”), Hudbay owns 70% of the Reed copper project and the two claims immediately to the south, as well as four exploration properties. Hudbay has control over the project and exploration properties and accordingly consolidates the Reed copper project in its consolidated financial statements. The Reed copper project entered the development phase effective April 1, 2012.

		Reed
	Back Forty	Project &
	Project	Exploration	Total
Balance, January 1, 2012	$3,093	$(898)	$2,195
Share of OCI	(92)	—	(92)
Share of net (loss) profit	(716)	(438)	(1,154)
Balance, March 31, 2012	2,285	(1,336)	949
Acquisition of non-controlling interest	—	261	261
Share of OCI	(12)	—	(12)
Share of net loss	(1,508)	(1)	(1,509)
Balance, December 31, 2012	765	(1,076)	(311)
Share of OCI	100	—	100
Share of net loss	(98)	—	(98)
Balance, March 31, 2013	$767	$(1,076)	$(309)

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2013

22.            Financial instruments

(a)              Fair value and carrying value of financial instruments:

The following presents the fair value and carrying value of the Group’s financial instruments and non-financial derivatives:

	Mar. 31, 2013		Dec. 31, 2012		Jan. 1, 2012
	Fair Value	Carrying value	Fair Value	Carrying value	Fair Value	Carrying value
Recurring measurements
Financial assets
Loans and receivables
Cash and cash equivalents (1)	$1,050,476	$1,050,476	$1,337,088	$1,337,088	$899,077	$899,077
Restricted cash(1)	21,867	21,867	1,655	1,655	1,692	1,692
Trade and other receivables(1) (2)	60,660	60,660	43,504	43,504	33,391	33,391
Fair value through profit or loss
Trade and other receivables - embedded derivatives(3)	(2,390)	(2,390)	(937)	(937)	(1,407)	(1,407)
Non-hedge derivative assets(3)	225	225	2,442	2,442	36	36
Investments at FVTPL(4)	66	66	220	220	2,090	2,090
Designated in cash flow hedges
Hedging derivative assets(3)	—	—	—	—	3,076	3,076
Available-for-sale
Available-for-sale investments(4)	75,086	75,086	71,260	71,260	98,279	98,279
	1,205,990	1,205,990	1,455,232	1,455,232	1,036,234	1,036,234
Financial liabilities
Financial liabilities at amortized cost
Trade and other payables(1) (2)	229,228	229,228	198,717	198,717	158,708	158,708
Other financial liabilities(5)	31,463	32,658	39,838	41,416	—	—
Long-term debt(6)	556,895	495,117	528,541	484,365	—	—
Fair value through profit or loss
Trade and other payables - embedded derivatives(3)	(127)	(127)	(41)	(41)	35	35
Prepayment option embedded derivative(7)	(6,685)	(6,685)	(4,825)	(4,825)	—	—
Non-hedge derivative liabilities(3)	262	262	75	75	1,159	1,159
	811,036	750,453	762,305	719,707	159,902	159,902
Net financial assets	$394,954	$455,537	$692,927	$735,525	$876,332	$876,332

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2013

(1)         Cash and cash equivalents, restricted cash, trade and other receivables and trade and other payables are recorded at carrying value, which approximates fair value due to their short-term nature and generally negligible credit losses.

(2)         Excludes embedded provisional pricing derivatives, as well as tax and other statutory amounts.

(3)         Derivatives and embedded provisional pricing derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices, currency exchange rates, and discount factors based on market US dollar interest rates adjusted for credit risk.

(4)         Available-for-sale investments are carried at their fair value, which is determined using quoted market bid prices in active markets for listed shares and determined using valuation models for shares of private companies. Investments at FVTPL consist of warrants to purchase listed shares, which are carried at fair value as determined using a Black-Scholes model.

(5)         These financial liabilities relate to agreements with communities near the Constancia project in Peru (note 12). Fair values have been determined using a discounted cash flow analysis based on expected cash flows, a level 3 input, and a credit adjusted discount rate.

(6)         Fair value of the long-term debt (note 13) has been determined using the quoted market price at the period end, a Level 1 input.

(7)         Fair value of the prepayment option embedded derivative related to the long-term debt (note 13) has been determined using a binomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2013

Fair value hierarchy

The table below provides an analysis by valuation method of financial instruments that are measured at fair value subsequent to recognition. Levels 1 to 3 are defined based on the degree to which fair value inputs are observable and have a significant effect on the recorded fair value, as follows:

•                       Level 1:     Quoted prices in active markets for identical assets or liabilities;

•                       Level 2:     Valuation techniques use significant observable inputs, either directly or indirectly, or valuations are based on quoted prices for similar instruments; and

•                       Level 3:     Valuation techniques use significant inputs that are not based on observable market data.

March 31, 2013	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$—	$(2,390)	$—	$(2,390)
Non-hedge derivatives	—	225	—	225
Investments at FVTPL	—	66	—	66
Available-for-sale investments	73,086	—	2,000	75,086
	73,086	(2,099)	2,000	72,987
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	—	(127)	—	(127)
Non-hedge derivatives	—	262	—	262
Prepayment option embedded derivative	—	(6,685)	—	(6,685)
	$—	$(6,550)	$—	$(6,550)

Dec. 31, 2012	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value
Financial assets at FVTPL:
Embedded derivatives	$—	$(937)	$—	$(937)
Non-hedge derivatives	—	2,442	—	2,442
Investments at FVTPL	—	220	—	220
Available for sale investments	69,260	—	2,000	71,260
	69,260	1,725	2,000	72,985
Financial liabilities measured at fair value
Financial liabilities at FVTPL:
Embedded derivatives	—	(41)	—	(41)
Non-hedge derivatives	—	75	—	75
Prepayment option embedded derivative	—	(4,825)	—	(4,825)
	$—	$(4,791)	$—	$(4,791)

The Group’s Level 3 investment relates to a minority investment in an unlisted junior mining company. The Group monitors business developments and the financial position of the investee to evaluate whether the fair value of the investment has changed significantly. Factors that could result in a significantly lower fair value measurement include poor exploration results or inadequate liquidity to continue as a going concern, among other factors. Factors that would result in a significantly higher fair value measurement include positive exploration results, among other factors.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2013

The Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. During the three month period ended March 31, 2013, the Group did not make any transfers. During the year ended December 31, 2012, the Group impaired one of its level 3 investments by $2,000. There was no movement in the remaining level 3 investment.

(b)              Derivatives and hedging:

Non-hedge derivative zinc contracts

Hudbay enters into fixed price sales contracts with zinc customers and, to ensure that the Group continues to receive a floating or unhedged realized zinc price, enters into forward zinc purchase contracts that effectively offset the fixed price sales contracts. The fixed price sales contracts with customers are not recognized as derivatives, as they are executory contracts entered into and held for the purpose of the Group’s expected sale requirements. However, the zinc forward purchase contracts are recorded as derivatives. Gains and losses on these contracts are recorded in revenues, and cash flows are classified in operating activities.

At March 31, 2013, the Group held contracts for forward zinc purchases of 11,407 tonnes (December 31, 2012 - 11,340 tonnes) that related to forward customer sales of zinc. Prices ranged from US$1,829 to US$2,009 per tonne (December 31, 2012 - US$1,807 to US$2,094), and settlement dates extended out up to January 2014.

Non-hedge derivative gold and silver contracts

From time to time, the Group enters into gold and silver forward sales contracts to hedge the commodity price risk associated with the future settlement of provisionally priced deliveries. Hudbay is generally obligated to deliver gold and silver to Silver Wheaton prior to the determination of final settlement prices. These forward sales contracts are entered into at the time Hudbay delivers gold and silver to Silver Wheaton, and are intended to mitigate the risk of subsequent adverse gold and silver price changes. Gains and losses resulting from the settlement of these derivatives are recorded directly to revenue, as the forward sales contracts do not achieve hedge accounting, and the associated cash flows are classified in operating activities. The Group had no gold and silver forward sales contracts outstanding as at March 31, 2013.

(c)               Embedded derivatives

Provisional pricing embedded derivatives

The Group records embedded derivatives related to provisional pricing in concentrate purchase, concentrate sale and certain other sale contracts. Under the terms of these contracts, prices are subject to final adjustment at the end of a future period after title transfers based on quoted market prices during the quotational period specified in the contract. The period between provisional pricing and final pricing is typically up to three months.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2013

Provisional pricing embedded derivatives are presented in trade and other receivables when they relate to sales contracts and in trade and other payables when they relate to purchase contracts. At each reporting date, provisionally priced metals are marked to market based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in revenues for sales contracts and in cost of sales for purchase concentrate contracts. Cash flows related to provisional pricing embedded derivatives are classified in operating activities.

At March 31, 2013, the Group’s net position consisted of contracts awaiting final pricing for sales of 8,705 tonnes of copper (three months ended March 31, 2012 - 11,230 tonnes), no purchase contracts of zinc (three months ended March 31, 2012 - 3,184 tonnes), sales of 2,033 ounces of gold (three months ended March 31, 2012 - 20,185) and sales 18,017 ounces of silver (three months ended March 31, 2012 174,184 ounces).

As at March 31, 2013, the Group’s provisionally priced copper, gold and silver sales subject to final settlement were recorded at average prices of US$3.47/lb (March 31, 2012 - US$3.82/lb), US$1,621/oz (March 31, 2012 - US$1,667/oz) and US$28.78/oz (2012 - US$32.41/oz), respectively.

Prepayment option embedded derivative

The Notes (note 13) contain prepayment options which represent embedded derivatives that require bifurcation from the host contract. The prepayment options are measured at fair value, with changes in the fair value being recognized as unrealized gains in finance income and expense (note 5d).

23. Commitments

As at March 31, 2013, the Group had outstanding capital commitments of approximately $98,849 primarily related to its Lalor and Reed projects, of which approximately $40,182 cannot be terminated by the Group; and approximately $542,867 in Peru, primarily related to its Constancia project, of which approximately $104,576 cannot be terminated by the Group.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2013

24.            Supplementary cash flow information

As at March 31, 2013 the Group had $363,900 in cash equivalents. As at March 31, 2012 the Group had no cash equivalents.

(a)              Change in non-cash working capital:

	March 31
	2013	2012

Change in:
Trade and other receivables	$(14,553)	$(50,864)
Inventories	(108)	1,795
Prepaid expenses and other current assets	(4,266)	501
Trade and other payables	7,484	899
Change in taxes receivable/payable	(5,359)	(22,851)
Provisions and other liabilities	(12,984)	—
	$(29,786)	$(70,520)

(b)              Non-cash transactions:

During the three months ended March 31, 2013, the Group entered into the following non-cash investing and financing activities which are not reflected in the statements of cash flows:

•                      The Group recognized additional property, plant and equipment of $1,941 and recognized additional financial liabilities of $2,494 related to agreements with communities near the Constancia project relating to the acquisition of rights to extract minerals and the ability to explore the land. During the period, The Group made payments of $11,578, which are included in acquisition of property, plant and equipment in the statements of cash flows. The Group capitalized interest of $598 related to this agreement.

•                      Remeasurements of the Group’s decommissioning and restoration liabilities as at March 31, 2013, led to decreases in related property, plant and equipment assets of $3,039 mainly as a result of discount rate changes. For the three months ended March 31, 2012, such remeasurements led to decreases in property, plant and equipment assets of $4,414.

•                      Property, plant and equipment included $107,542 of additions which were not yet paid for as at March 31, 2013 (December 31, 2012 - $107,604). These purchases will be reflected in the statements of cash flows in the periods payments are made.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2013

25.            Segmented information

The Group is an integrated metals producer. When making decisions on expansions, opening or closing mines, as well as day to day operations, management evaluates the profitability of the overall operation of the Group. The Group’s main mining operations are located in Manitoba and Saskatchewan and are included in the Manitoba segment. The Manitoba segment generates the Group’s revenues as it sells copper concentrate (containing copper, gold and silver), gold, silver, zinc and other metals. The South America segment consists of the Group’s Constancia project in Peru, which Hudbay acquired on March 1, 2011, in addition to exploration activities in Chile and Colombia. The “Other” segment includes operating segments that are not individually significant, as they do not meet the quantitative thresholds, and include the Balmat segment which consists of a zinc mine and concentrator and the Michigan segment which includes the Back Forty property and other exploration properties. The Michigan segment suspended exploration and evaluation activities in July 2012. Corporate activities are not considered a segment and are included as a reconciliation to total consolidated results. Accounting policies for each reported segment are the same. Segment profit or loss represents the profit earned by each segment without allocation of corporate costs. This is the measure reported to the chief operating decision-maker for the purposes of resource allocation and the assessment of segment performance. Total assets and liabilities do not reflect intercompany balances, which have been eliminated on consolidation. Prior year comparatives have been reclassified to reflect updates to the Group’s segments.

Three months ended March 31, 2013

	Manitoba	South America	Other	Corporate activities and unallocated costs	Total
Revenue from external customers	$119,881	$—	$—	$—	$119,881
Cost of sales
- mine operating costs	81,021	—	—	—	81,021
- depreciation and amortization	14,174	—	—	—	14,174
Gross profit	24,686	—	—	—	24,686
Selling and administrative expenses	347	—	—	10,722	11,069
Exploration and evaluation	4,729	3,695	228	66	8,718
Other operating income	117	—	—	(131)	(14)
Other operating expenses	62	1,200	760	—	2,022
Results from operating activities	$19,431	$(4,895)	$(988)	$(10,657)	$2,891
Finance income					(2,374)
Finance expenses					1,763
Other finance gains					(4,422)
Profit before tax					7,924
Tax expense					6,017
Profit for the period					$1,907

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2013

March 31, 2013

	Manitoba	South America	Other	Corporate activities and unallocated costs	Total
Total assets	$1,517,914	$1,728,233	$24,415	$238,186	$3,508,748
Total liabilities	965,376	332,979	20,836	530,536	1,849,727
Property, plant and equipment	763,196	1,160,803	21,427	5,244	1,950,670

Three months ended March 31, 2013

Additions to property, plant and equipment(1):	$49,359	$151,215	$—	$—	$200,574
Additions to other non-current assets (intangibles)	742	—	—	—	742

(1)   Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 24b.

HUDBAY MINERALS INC.

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(in thousands of Canadian dollars, except where otherwise noted)

For the three months ended March 31, 2013

Three months ended March 31, 2012

	Manitoba	South America	Other	Corporate activities and unallocated costs	Total
Revenue from external customers	$187,038	$—	$—	$—	$187,038
Cost of sales
- mine operating costs	120,063	—	—	—	120,063
- depreciation and amortization	18,835	—	—	—	18,835
- impairment	—	—	—	—	—
Gross profit	48,140	—	—	—	48,140
Selling and administrative expenses	362	—	—	9,797	10,159
Exploration and evaluation	7,458	2,529	2,509	263	12,759
Other operating income	(85)	—	(4)	(108)	(197)
Other operating expenses	(92)	1,306	105	—	1,319
	$40,497	$(3,835)	$(2,610)	$(9,952)	$24,100
Finance income					(2,049)
Finance expenses					1,518
Other finance losses					7,662
Profit before tax					16,969
Tax expense					13,614
Profit for the period					$3,355

December 31, 2012

Total assets	$1,509,241	$1,188,064	$23,997	$755,195	$3,476,497
Total liabilities	969,693	318,872	21,057	513,414	1,823,036
Property, plant and equipment	730,949	974,733	21,039	5,452	1,732,173

Three months ended March 31, 2012

Additions to property, plant and equipment(1)	$57,913	$19,751	$—	$—	$77,664
Additions to other non-current assets (intangibles)	835	—	—	—	835

(1) Additions to property, plant and equipment represent cash additions only. For non-cash additions, see note 24b.

26.            Subsequent Events

The Group has determined that the level of activity that represents commercial production is production of an average of 60% design capacity over a three-month period. On April 1, 2013, the Lalor mine met the threshold, and the Group concluded that commercial production at the Lalor mine commenced on April 1, 2013. Revenue earned from production at the Lalor project will no longer be credited against capital costs and instead will be recorded as revenue in the income statement.